November 19, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
US Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Welltek Incorporated Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended June 30, 2010 File No. 333-157360
Dear Mr. Rosenberg:
Set forth below are our responses to your comment letter dated September 17, 2010. The number paragraphs below correspond to the number paragraphs in your letter.
Form 10-K December 31, 2009
Statement of Operations, page F-4
1.	Since the company is reporting losses, diluted loss per share should not assume the dilutive effect of stock options and warrants as the effect is anti dilutive. Refer to ASC 260-10-45-17.
Response: Per ASC 260-10-45-17 the Diluted Loss per Share should have been $(0.03) for the twelve months ended December 31, 2009 and $(0.05) for the period from June 8, 2008 through December 31, 2008. These changes will be reflected in future 10-K filings.

Form 10-Q June 30, 2010
Statement of Operations, page 2
2.	Depreciation expense for both the six months and three months ended June 30, 2010 is reported at $28,921. Explain why no depreciation was recognized for the three months ended March 31, 2010.
Response: Depreciation for the six months ended June 30, 2010 should have been $57,842. This change will be reflected in all future filings.
Statement of Cash Flow, page 3
3.	Tell us why “payment of capital lease” provides cash rather than using cash.
Response: The heading should have been titled “Proceeds from sale of equipment”.
4.	The amount of $189,935 does not have a caption.
Response: The $189,935 should have been allocated between Debt Conversion, Stock, Based Compensation and Stock Issued for Finance charges. These amounts will be adjusted after the accounting treatment for the debt conversion has been revised. The changes in the cash flow statement will be incorporated into future filings.
Note 1 Nature of Business, page 5
5.
Disclose why the entire purchase price of a 51% interest in WellCity was allocated to goodwill and how you are accounting for you investment in WellCity. Provide all the disclosures required by ASC 805-10-50, ASC 805-20-50 and ASC 805-30-50 such as: qualitative description of the factors that make up the goodwill recognized, the fair value of the noncontrolling interest at the acquisition date, the amounts of revenue and earnings included in the income statement since the acquisition date, and supplemental pro forma information.

Response: Please see Footnote 6 in the Form 10-Q for the period ending September 30, 2010. This footnote reflects adjustments regarding allocation of goodwill and disclosures per ASC 805.
On May 1, 2010, the Company acquired a 51% interest in the common stock of WellCity, Inc., a social networking company, from the sole shareholder of WellCity. Consideration for the purchase of the stock of WellCity, Inc. was 14,500,000 shares of restricted common stock of the Company. WellCity’s social network was to be used as a platform for WellTek to reach consumers with health and wellness products and services.

At the time of the stock purchase, WellCity had on its books fixed assets of $30,000 and a note payable of $94,485. The WellTek stock on May 1, 2010 was trading at an average of $.045. The WellCity acquisition is being accounted for as a subsidiary of WellTek. The Company has recorded the balance of WellCity’s balance sheet on the date of acquisition at fair value. The following is an analysis of the fair value. The acquisition is being accounted for as a purchase acquisition as required by ASC Topic 805, formerly SFAS 141R.

	At	Fair Value	Fair
	Acquisition	Adjustment	Value
Assets Acquired
Fixed Assets	$30,000	—	$30,000
Software	—	500,000	500,000
Total Assets Acquired	30,000	500,000	530,000

Liabilities Acquired
Notes Payable	94,485	—	94,485
Total Liabilities Acquired	94,485	—	94,485

Net Fair Value of Assets Acquired	(64,485)	500,000	435,515
Goodwill	225,000	—	225,000

	$160,515	$500,000	$660,515
6.	Tell us why the acquisition of WellCity did not require filing of an Item 2.01 Form 8-K including financial statements required by Item 9.01 of Form 8-K.
Response: We believe the acquisition of WellCity did not require filing of an Item 2.01 Form 8-K because the net assets acquired were not significant. The net assets acquired were less than 10% of the net assets of the Company and WellCity did not generate any revenues in 2010.
Note 6 Notes Payable, page 10
7.	As “other” has become significant, disclose the terms of these notes.
Response: The “other” notes terms will be disclosed in future filings.
8.	Disclose the conversion terms of the 5% note.
Response: The 5% notes have been amended and the stated conversion feature has been eliminated.

9.
Disclose which debt was converted into 35 million shares and the date of conversion. Disclose how the number of shares issued was determined and why the shares issued were recorded at $80,000 ($.002 per share) rather than fair value. Reference supporting authoritative literature. Address consideration of any beneficial conversion feature or induced conversion expense.

Response: Please see Footnote 7 on the Form 10-Q for the period ending September 30, 2010. The footnote addresses the disclosure requested by the comment above.
During the nine months ending September 30, 2010, $255,000 in notes payable were converted into 110,000,000 shares of common stock in negotiated transactions, resulting in an induced conversion expense for the period of $1,215,000. On April 1, 2010, $40,000 of the 10% Notes were converted into 4,000,000 shares, resulting in an induced conversion expense of $400,000. On May 10, 2010, $110,000 of the 10% Notes and 5% Notes were converted into 11,000,000 shares, resulting in an induced conversion expense of $330,000. On June 23, 2010, $50,000 of 10% Notes were converted into 20,000,000 shares, resulting in an induced conversion expense of $150,000. On August 10, 2010, $500 of the 10% Notes were converted into 5,000,000 shares, resulting in an induced conversion expense of $49,500. On August 19, 2010, $50,000 of the 15% Secured Notes were converted into 25,000,000 shares, resulting in an induced conversion expense of $50,000. On August 20, 2010, $500 of the 10% Notes were converted into 5,000,000 shares, resulting in an induced conversion expense of $14,500. On September 7, 2010, $500 of the 10% Notes were converted into 5,000,000 shares, resulting in an induced conversion expense of $14,500. On September 28, 2010, $2,500 of the 10% Notes were converted into 25,000,000 shares, resulting in an induced conversion expense of $147,500. On September 28, 2010, $1,000 of the 10% Notes were converted into 10,000,000 shares, resulting in an induced conversion expense of $59,000.
Disclosure Controls and Procedures, page 15
10.
You disclose that you disclosure controls and procedures were not effective at June 30, 2010. Revise the disclosure to explain the reasons for your conclusion. Explain the procedures that you have established or are establishing and the time frame in which these procedures will be implemented. Identify the party or parties responsible for creating and implementing these procedures.

Response: The disclosure was a typographical error and in fact the disclosure controls and procedures were effective at June 30, 2010. This disclosure will be modified in future filings.

The Company acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filling; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust we have sufficiently addressed you comments and concerns. If you have any questions, please contact Mark Szporka at (407) 704-8950.
Sincerely,
/s/ Mark Szporka
Mark Szporka
1030 N. Orange Ave, Ste 300 — Orlando, FL 32801 — 407.704.8950